SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES AND EXCHANGE ACT OF 1934

AMENDMENT NO. 1

Intersections Inc.

(Name of the Issuer)

WC SACD One Merger Sub, Inc.

WC SACD One Parent, Inc.

WC SACD One, Inc.

WndrCo Holdings, LLC

iSubscribed Inc.

General Catalyst Group IX, L.P.

GC Entrepreneurs Fund IX, L.P.

(Names of Persons Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

460981301

(CUSIP Number of Class of Securities)

WC SACD One Merger Sub, Inc., WC SACD One Parent, Inc., WC SACD One, Inc.: c/o iSubscribed Inc. 15 Network Drive Burlington, Massachusetts 01803 Attn: Blake Cunneen, CFO (617) 322-0291	iSubscribed Inc. 15 Network Drive Burlington, MA 01803 Attn: Blake Cunneen, CFO (617) 322-0291	WndrCo Holdings, LLC: c/o WndrCo, LLC 9355 Wilshire Boulevard, Suite 400 Beverly Hills, CA 90210 Attn: Andrew Chang, General Counsel (424) 363-3066

General Catalyst Group IX, L.P.,

GC Entrepreneurs Fund IX, L.P.

c/o General Catalyst Partners

20 University Road, 4th Floor

Cambridge, MA 02138

Attn: Christopher McCain,

Chief Legal Officer

(617) 234-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ari Lanin Gibson, Dunn & Crutcher LLP 2029 Century Park East Suite 4000 Los Angeles, California 90067 (310) 552-8581	James J. Moloney Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4343	Mark Mihanovic McDermott Will & Emery LLP 275 Middlefield Road, Suite 100 Menlo Park, California 94025 (650) 815-7438	Jane D. Goldstein Ropes & Gray LLP Prudential Tower, 800 Boylston Street Boston, MA 02199-3600 (617) 951-7431

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$106,255,123.12	$12,878.12***

*

Estimated for purposes of calculating the filing fee only. The transaction value was calculated by (i) multiplying the offer price of $3.68 per share (the “Offer Price”) of common stock, par value $0.01 per share (“Shares”), of Intersections Inc., a Delaware corporation (the “Company”), by 24,428,246 Shares, which is the number of Shares issued and outstanding; (ii) adding the product of (A) 1,216,444, which is the amount of Shares subject to outstanding “in-the-money” stock options, and (B) $1.38, which is the difference between the Offer Price and $2.30, the average weighted exercise price of such options; (iii) adding the product of (A) 1,746,169 Shares subject to issuance pursuant to restricted stock units issued by the Company, and (B) the Offer Price; (iv) adding the product of (A) 1,500,000 Shares subject to issuance pursuant to a warrant issued by the Company, and (B) $1.18, which is the difference between the Offer Price and $2.50, the exercise price for such warrant; and (v) adding the product of (A) 1,762,115, which is the difference between 14,977,974, the number of Shares issuable upon full conversion of the Company’s senior secured convertible notes into Shares and 13,215,859, the number of Shares issuable upon full conversion of the Company’s senior secured convertible note held by Parent into Shares, and (B) the Offer Price. The foregoing figures have been provided by the Company to Purchaser and unless otherwise noted are as of November 26, 2018, the most recent practicable date.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .0001212.
***	Amount Previously Paid: $12,878.12 Form or Registration No.: Schedule TO-T Date Filed: November 29, 2018

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2018 (as amended and supplemented, the “Schedule TO”), and relates to the offer by WC SACD One Merger Sub, Inc. to purchase all of the issued and outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Intersections Inc., at $3.68 per Share, in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 29, 2018 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (which together with any amendments or supplements thereto, constitute the “Offer”).

This Schedule TO, and all the information set forth in the Offer to Purchase, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger” is hereby amended and restated in its entirety to read as follows:

“The information set forth in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference.

Under the applicable SEC rules governing going private transactions, each of the Bidders is required to express its belief as to the fairness of the Offer and the Merger to the Company’s stockholders who are not deemed affiliates under Rule 13e-3 (the “Unaffiliated Stockholders”). Each of the Bidders is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Bidders as to the fairness of the Offer and the Merger are not intended and should not be construed as a recommendation as to whether an Unaffiliated Stockholder should tender its Shares in the Offer. The Bidders have interests in the Offer and the Merger that are different from, and in addition to, those of the Unaffiliated Stockholders by virtue of their continuing interests in the Company following the Merger.

The Bidders believe the interests of the Unaffiliated Stockholders were represented by the Special Committee, which in turn negotiated the terms and conditions of the Merger Agreement with the assistance of its legal and financial advisors. While the Bidders attempted to negotiate a transaction that would be most favorable to them, rather than to the Unaffiliated Stockholders, none of the Bidders participated in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s legal or financial advisors as to, the fairness of the Offer and the Merger to the Unaffiliated Stockholders. Furthermore, the Bidders did not engage a financial advisor for the purpose of performing any independent valuation or other analysis to assist them in assessing the fairness of the Offer and the Merger to the Unaffiliated Stockholders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and the analysis and resulting conclusions of, the Special Committee and the Company Board discussed in the Schedule 14D-9, the Bidders believe the Offer and the Merger are substantively and procedurally fair to the Unaffiliated Stockholders and have adopted the analyses and conclusions of the Special Committee based upon the reasonableness of those analyses and conclusions and the Bidders’ knowledge of the Company, as well as the factors considered by, and the findings of, the Special Committee with respect to the fairness of the Offer and the Merger to such Unaffiliated Stockholders.

The Bidders considered each of the factors listed in the Schedule 14D-9 under the heading “—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger.” The Bidders did not find it practicable to, and did not, quantify, rank or otherwise attach relative weights to the factors considered in reaching their position as to the fairness of the Offer and the Merger, but considered an overall analysis of the factors described above. Each of the Bidders believes that these factors provide a reasonable basis for its belief that the Offer and the Merger is substantively and procedurally fair to the Unaffiliated Stockholders.”

The information set forth in the Offer to Purchase under the heading “Special Factors—Section 2—Interests of Certain Persons in the Offer” is hereby amended and restated in its entirety to read as follows:

“The information set forth in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference.

Effects of the Offer and the Merger on the Bidders

Although WC SACD, Parent and Purchaser may be deemed affiliates of the Company pursuant to Rule 13e-3 under the Exchange Act for purposes of the transactions contemplated herein as a result of certain of the agreements entered into by such persons in connection with the Merger Agreement (and in the case of WndrCo, iSubscribed and the GC Funds because of their equity investment in WC SACD), prior to the Expiration Date, none of the Bidders will hold any Shares. As a result, the Bidders have no financial or other interest in the net book value and net earnings of the Company.

Immediately following the consummation of the Merger, the direct interest of WndrCo in the net book value and net earnings or loss of the Company will be approximately 42.4%, which represents its pro forma beneficial ownership in WC SACD immediately following the consummation of the Merger. The Company’s net book value as of December 31, 2017 was $594,000 and the Company’s net loss for the fiscal year ended December 31, 2017 was $14,324,000. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of WndrCo in the Company’s net book value would have been $251,856, and WndrCo’s interest in the Company’s net loss would have been $6,073,376 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution, the direct interest of WndrCo in the net book value and net earnings or loss of the Company will be approximately 32.0%, which represents its pro forma beneficial ownership in the Company once the Company becomes an indirect subsidiary of WC SACD and iSubscribed. Based on the foregoing, assuming the Merger and the iSub Contribution had been consummated on December 31, 2017, the interest of WndrCo in the Company’s net book value would have been $190,080, and WndrCo’s interest in the Company’s net loss would have been $4,583,680 for the fiscal year ended December 31, 2017.

Immediately following the consummation of the Merger, the direct interest of iSubscribed in the net book value and net earnings or loss of the Company will be approximately 6.3%, which represents its pro forma beneficial ownership in WC SACD immediately following the consummation of the Merger. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of iSubscribed in the Company’s net book value would have been $37,422, and iSubscribed’s interest in the Company’s net loss would have been $902,412 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution, the direct interest of iSubscribed in the net book value and net earnings or loss of the Company will be approximately 4.8%, which represents its pro forma beneficial ownership in the Company once the Company becomes an indirect subsidiary of WC SACD and iSubscribed. Based on the foregoing, assuming the Merger and the iSub Contribution had been consummated on December 31, 2017, the interest of iSubscribed in the Company’s net book value would have been $28,512, and iSubscribed’s interest in the Company’s net loss would have been $687,552 for the fiscal year ended December 31, 2017.

Immediately following the consummation of the Merger, the direct interest of the GC Funds in the net book value and net earnings or loss of the Company will be approximately 16.7%, which represents its pro forma beneficial ownership in WC SACD immediately following the consummation of the Merger. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of the GC Funds in the Company’s net book value would have been $99,198, and the GC Funds’ interest in the Company’s net loss would have been $2,392,108 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution, the direct interest of the GC Funds in the net book value and net earnings or loss of the Company will be approximately 12.6%, which represents its pro forma beneficial ownership in the Company once the Company becomes an indirect subsidiary of WC SACD and iSubscribed. Based on the foregoing, assuming the Merger and the iSub Contribution had been consummated on December 31, 2017, the interest of the GC Funds in the Company’s net book value would have been $74,844, and the GC Funds interest in the Company’s net loss would have been $1,804,824 for the fiscal year ended December 31, 2017.

To the extent the Company ceases to be a public reporting company as a result of the Offer and the Merger, there will be a reduction of the costs and administrative burdens associated with operating the Company as a publicly traded company, including the costs associated with preparing periodic reports, listing of shares on the public exchanges, fees to be paid to directors, auditors, the transfer agent, and rating agencies, as well as reduced premiums for directors and officers liability insurance. Based on figures from the most recent fiscal year, such costs that would be reduced as a result of the Company no longer being publicly listed are estimated to be $1.8 million per year. If the Merger is consummated, the Bidders will become the indirect beneficiaries of such cost savings which are expected to be realized on an annual recurring basis.

Primary Benefits and Detriments of the Offer and the Merger

The primary benefits of the Offer and the Merger to the Company’s stockholders who are not deemed affiliates under Rule 13e-3 under the Exchange Act (the “Unaffiliated Stockholders”) include, without limitation, the following:

•

the receipt by such Unaffiliated Stockholders of the Offer Price, which represents a 112.7% premium to the closing price of the Shares on October 30, 2018, the day before Purchaser made public its offer to acquire the Shares; a 104.4% premium to the trailing average closing price of the Shares for the 30-day period ended on October 30, 2018; and a 111.4% premium to the trailing average closing price of the Shares for the 90-day period ended on October 30, 2018;

•

the increased liquidity and financial predictability of such Unaffiliated Stockholders’ investments given (i) the historical volatility in the trading price of the Shares and (ii) the distressed state of the Company’s financial position and business operations (as previously disclosed in the Company’s public filings with the SEC) by offering such Unaffiliated Stockholders all-cash payments for their Shares; and

•

the avoidance of the risk associated with any possible decrease in the Company’s future revenues and free cash flow, growth or value, and the risks related to successfully executing its strategic business plan in a highly competitive industry, following the Merger.

The primary detriments of the Offer and the Merger to the Unaffiliated Stockholders include, without limitation, the following:

•

the Unaffiliated Stockholders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and

•

in general, the receipt of cash pursuant to the Offer and the Merger or through the exercise of appraisal rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws as more fully described in “The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences”.

The primary benefits of the Offer and the Merger to the Company and the Bidders include, without limitation, the following:

•

if the Company successfully executes its business strategies, the value of the equity investment of the Bidders in the Company could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to the Bidders;

•

the Company will have more flexibility to change its capital spending strategy, deploy new services and/or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces pressure from public shareholders and investment analysts to make decisions that may produce better short term results, but which may not over the long-term lead to a maximization of its equity value;

•	the Company will have more freedom to focus on execution of its long-term strategic business plan in a highly competitive industry; and

•

there will be a reduction of the costs and administrative burden associated with operating the Company as an independent publicly traded company, including the costs associated with regulatory filings and compliance requirements.

The primary detriments of the Offer and the Merger to the Company and the Bidders include the following:

•	risks associated with the possible decreases in the Company’s future revenues and free cash flow following the Merger will be borne by the Bidders;

•	risks associated with any legal or regulatory proceedings against the Company will be borne by the Bidders;

•	the business risks facing the Company will be borne by the Bidders; and

•

an equity investment in the Company by the Bidders will involve substantial risk resulting from the limited liquidity of such an investment because following the Merger, there will be no trading market for the Company’s equity securities.”

The information set forth in the penultimate paragraph in “The Offer—Section 15—Conditions of the Offer” on page 56 of the Offer to Purchase is hereby revised to include the following language:

“The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent, in whole or in part at any applicable time or from time to time in their sole discretion. The determination as to whether a condition has been satisfied will be in the reasonable judgment of Purchaser and Parent and, subject to applicable law, will be final and binding on all parties. Any determination made by the Purchaser or Parent with respect to whether a condition has been satisfied may be challenged by the Company’s stockholders, to the extent permitted by law, and is subject to review by a court of competent jurisdiction. The foregoing conditions shall be in addition to, and not a limitation of, the right of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement. See “The Offer—Section 12—The Merger Agreement—Waiver of Certain Conditions of the Offer” for a description of the Offer Conditions which Purchaser has the right to waive in its sole discretion.”

The information set forth in the Offer to Purchase under the heading “The Offer—Section 17—Legal Proceedings” is hereby amended and restated in its entirety to read as follows:

“On December 11, 2018, a putative class action captioned Franchi v. Intersections Inc. et al., C.A. No. 1:18-cv-01957-UNA was filed in the United States District Court for the District of Delaware against the Company, members of the Company Board, Parent and Purchaser. The complaint alleges that the Schedule 14D-9 omits material information with respect to the proposed transaction, which renders the Schedule 14D-9 false and misleading, and that defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act in connection with the Schedule 14D-9. Among other things, the complaint seeks to enjoin defendants from proceeding with the proposed transaction, or in the event defendants consummate the proposed transaction, rescind it and set it aside or award the plaintiff rescissory damages, and award costs, including attorneys’ and experts’ fees. The Bidders and the Company each believe that the plaintiff’s allegations are without merit and expects that the defendants will defend against them vigorously.”

The information set forth in the Offer to Purchase under the heading “The Offer—Section 18—Fees and Expenses” is hereby amended and restated in its entirety to read as follows:

“We have retained D.F. King & Co., Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Under the terms of the Merger Agreement, all expenses will generally be borne by the party incurring such expenses, whether or not the Offer or the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Offer documents, the Schedule 14D-9 and the Schedule 13E-3, and all filing and other fees paid to the SEC or in respect of the HSR Act, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Parent and the Company.

The following is an estimate of the fees and expenses to be paid by the Bidders in connection with the Offer and the Merger:

DESCRIPTION	AMOUNT
Legal, Accounting and Other Professional Services	$3,200,000
Financial Advisors	$1,300,000
Printing and Mailing	$60,000
SEC Filing Fee	$6,500
HSR Filing Fee	$22,500
Depositary	$18,500
Paying Agent	$7,500
Information Agent	$12,000
Miscellaneous	$30,000

TOTAL	$4,657,000

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2018

WC SACD ONE MERGER SUB, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD ONE PARENT, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WC SACD ONE, INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

ISUBSCRIBED INC.

By:	/s/ Hari Ravichandran
Name:	Hari Ravichandran
Title:	Chief Executive Officer

WNDRCO HOLDINGS, LLC

By:	/s/ Andrew Chang
Name:	Andrew Chang
Title:	General Counsel

GENERAL CATALYST GROUP IX, L.P. a Delaware corporation

By:	General Catalyst Partners IX, L.P. its General Partner

By:	General Catalyst GP IX, LLC its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

GC ENTREPRENEURS FUND IX, L.P. a Delaware corporation

By:	General Catalyst Partners IX, L.P.
its General Partner

By:	General Catalyst GP IX, LLC
its General Partner

By:	/s/ Christopher McCain
Name:	Christopher McCain
Title:	Chief Legal Officer

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